

19003554

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 01/23/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing

☐ APPLICATION   ☒ AMENDMENT

JAN 24 2019

Washington, DC

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street
   Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (913) 815-7000   (913) 815-7119
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Anders Franzon   SVP, Deputy General Counsel, Cboe Exchange, Inc. (913) 815-7154
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   400 S. LaSalle Street
   Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation   ____ Sole Partnership   ____ Partnership
   ____ Limited Liability Company   ____ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/23/19   Cboe Exchange, Inc.
       (MM/DD/YY)   (Name of Applicant)
By: Kyle Murray, Assistant General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 23rd day of Jan., 2019 by Bianca Stodden
                                     (Month)   (Year)   (Notary Public)
My Commission expires 08/04/19   County of Johnson   State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.





January 23, 2019

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
        Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & J



Attachment

Summary of changes made to Exhibit C:

- Chris Concannon was removed as a Director on the following entities: Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe Bats, LLC, Cboe Building Corporation, Cboe ETF.com, Inc., Cboe Silexx, LLC, Cboe Trading, Inc., Digiital Asset Benchmark Administration, LLC, Bats Global Markets Holdings, Inc., Cboe FX Asia Pte. Ltd., Cboe FX Europe Limites, Cboe III, LLC, Cboe UK Limited, Cboe Vest, LLC, Cboe Worldwide Holdings Limited, Cboe, LLC, Loan Markets, LLC, Omicron Acquisition Corp.
- Ed Tilly was added as a Director on the following entities: Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe Data Services, LLC, Cboe FX Asia Pte. Ltd., Cboe FX Europe Limited, Cboe UK Limited, and Cboe Worldwide Holdings Limited
- Chris Isaacson was added as a Director on Cboe Bats, LLC
- Brian Schell was added as a Director on the following entities: Cboe ETF.com, Inc. and Bats Global Markets Holdings, Inc., Cboe III, LLC, Cboe Vest, LLC, and Cboe, LLC
- John Deters was added as a Director on Cboe Silexx, Inc. and Digital Asset Benchmark Administration, LLC
- Andy Lowenthal was added as a Director on Cboe Hong Kong Limited
- James Roche and Curt Schumacher were removed as Directors on Cboe Data Services, LLC
- Chris Concannon was removed as an Officer on the following entities: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe FX Markets, LLC, Cboe Bats, LLC, Cboe Building Corporation, Cboe Data Services, LLC, Cboe ETF.com, Inc., Cboe Livevol, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Bats Global Markets Holding, Inc., Cboe FX Asis Pte. Ltd., Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe III, LLC, Cboe Vest, LLC, Cboe, LLC, Direct Edge LLC, Loan Markets, LLC, & Omicron Acquisition Corp.
- Chris Isaacson's Officer Title was from "CIO" changed to "COO" on the following entities: Cboe Global Markets, Inc., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe SEF, LLC, and Cboe Bats, LLC
- Chris Isaacson was added as an Officer on the following entities: Cboe Building Corporation, Digital Asset Benchmark Administration, LLC, Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe III, LLC, Cboe Vest, LLC, Cboe, LLC, Loan Markets, and Omicron Acquisition Corp.
- Eric Crampton's Officer Title was changed from "SVP, Software Engineering" to "SVP, CTO" on the following entities: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Bats, LLC,



- Eric Crampton was added as an Officer on the following entities: Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe FX Markets, LLC, Cboe Data Services, LLC, Cboe ETF.com, Inc., Cboe Livevol, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC
- Ed Tilly's Officer Title was changed from "CEO" to "President and CEO" on the following enitities: Cboe Global Markets, Inc., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe FX Markets, LLC, Cboe Bats, LLC, Cboe Building Corporation, Cboe Data Services, LLC, Cboe ETF.com,Inc., Cboe Livevol, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Bats Global Markets Holdings, Inc., Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe III, LLC, Cboe Vest, LLC, Cboe, LLC, Direct Edge LLC, Loan Markets, LLC, Omicron Acquisition Corp.
- Dave Gray was removed as an Officer on the following entities: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC, & Cboe Bats, LLC

Summary of changes made to Exhibit J:

- Ed Tilly's Officer Title changed from CEO to President and CEO
- Chris Isaacson's Officer Title changed from EVP, CIO to EVP, COO
- Eric Crampton's Officer Title changed from SVP, Software Engineering to SVP, CTO
- Chris Concannon and David Gray were removed as Officers

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1.   *Name*: Bats Global Markets Holdings, Inc.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Delaware under Section 101 of the General Corporation Law of
     the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
     of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
     Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
     an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Ed Tilly
     • Brian Schell

     Current Officers
     • Ed Tilly (President and Chief Executive Officer)
     • Jill Griebenow (Senior Vice President & Chief Accounting Officer)
     • Bryan Harkins (Vice President)
     • Chris Isaacson (Vice President)
     • Jackie Hancock (Vice President)
     • Brian Schell (Treasurer)
     • J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - None

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
     - Bryan Harkins (Vice President)
     - Chris Isaacson (Vice President)
     - Jackie Hancock (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Assocaite General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   <u>Cboe BYX Exchange, Inc.</u>

1.   *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
   a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E.   Cboe EDGA Exchange, Inc.

1.   *Name*: Cboe EDGA Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity)
- Bryan Christian (SVP, Sales US Equities)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Gary Compton (VP, Corporate Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. **Cboe EDGX Exchange, Inc.**

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Cboe C2 Exchange, Inc.

1.   *Name*: Cboe C2 Exchange, Inc.
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity)
- Bryan Christian (SVP, Sales US Equities)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Gary Compton (VP, Corporate Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
      Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Chris Isaacson
      - Brian Schell

      Current Officers
      - Jackie Hancock (FINOP, Treasurer)
      - Anders Franzon (Secretary)
      - Bryan Upp (Chief Compliance Officer)
      - Troy Yeazel (President)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
      intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Mark Hemsley

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Jill Griebenow (Senior Vice President & Chief Accounting Officer)
      • Mark Hemsley (Vice President)
      • Jackie Hancock (Vice President)
      • Chris Isaacson (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Jill Griebenow (Senior Vice President & Chief Accounting Officer)
      • Bryan Harkins (Vice President)
      • Jackie Hancock (Vice President)
      • Chris Isaacson (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   Cboe FX Markets, LLC

1.   *Name*: Cboe FX Markets, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (Chief Compliance Officer)
      • Barry Calder (Head of Liquidity)
      • Sean Cleary (VP, Sales FX)
      • Eric Crampton (SVP, CTO)
      • John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
      • James Enstrom (VP, Chief Audit Executive)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      • Jill Griebenow (SVP & Chief Accounting Officer)
      • Jackie Hancock (VP, Controller)
      • Bryan Harkins (EVP, Co-Head Markets Division)
      • Mark Hemsley (EVP, President Europe)
      • Greg Hoogasian (SVP, Chief Regulatory Officer)
      • Chris Isaacson (EVP)
      • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)

- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Paul Reidy (VP, Cboe FX COO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (Secretary)
- Lisa Shemie (VP, Associate General Counsel and Chief Legal Officer)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   <u>Cboe FX Services, LLC</u>

1.   *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   **Cboe International Holdings Limited**

1.   *Name*: Cboe International Holdings Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.   *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
* Chris Concannon
* Mark Hemsley

Current Officers
* Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. <u>**Cboe FX Europe Limited**</u>

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Mark Hemsley

   <u>Current Officers</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. **Cboe FX Asia Pte. Limited**

1. *Name*: Cboe FX Asia Pte. Limited
    Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Ng Lip Chih (Singapore Nominee)

    Current Officers
    - Ed Tilly (President)
    - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
    - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Mark Hemsley
   - Ted Hood
   - Kristian West
   - John Woodman

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - David Howson (COO)
   - Stephanie Renner (CFO)

- Guy Simpkin (Head of Business Development)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   <u>**Cboe Chi-X Europe Limited**</u>

1.   *Name*: Cboe Chi-X Europe Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
      is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
      owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is
      authorized in the United Kingdom under the Financial Services and Markets Act
      2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
      2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
      Limited operates the smart order router that is needed for the routing strategies
      deployed by Cboe Europe Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>
      - Mark Hemsley
      - Adam Eades
      - John Woodman

      <u>Current Officers</u>
      - Mark Hemsley (Chief Executive Officer)
      - Antonio Amelia (Secretary)
      - Adam Eades (Chief Legal and Regulatory Officer)
      - Jill Griebenow (CFO)
      - John Woodman (Chairman)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

R.   Cboe ETF.com, Inc.

1.   *Name*: Cboe ETF.com, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on March 28, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe ETF.com, Inc. is a media
      company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (Chief Compliance Officer)
      • Eric Crampton (Vice President)
      • James Enstrom (Vice President & Chief Audit Executive)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (Vice President, Associate General Counsel, Chief Litigation
        Officer)
      • Jill Griebenow (Senior Vice President & Chief Accounting Officer)
      • Jackie Hancock (Vice President)
      • Bryan Harkins (Vice President)
      • Chris Isaacson (Vice President)
      • Laura Morrison (Vice President)
      • Dave Nadig (Senior Director)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

- Aaron Weissenfluh (Vice President & CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   IndexPubs S.A.

1.   *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Patricia Hidalgo (General Manager)
   - Dave Nadig

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   **Cboe SEF, LLC**

1.   *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Sean Cleary (Vice President)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (Executive Vice President, Co-Head Markets Division)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, Co-Head Markets Division)
   - Stephanie Marrin (Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jackie Hancock (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

<u>Managers</u>
- Ed Tilly
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
    Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe International Holdings Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Mark Hemsley

    Current Officers
    - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   **Cboe Global Markets, Inc.**

1.   *Name*: Cboe Global Markets, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
      owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Frank English
      - William Farrow
      - Edward Fitzpatrick
      - Janet Froetscher
      - Jill Goodman
      - Roderick Palmore
      - James Parisi
      - Joe Ratterman
      - Michael Richter
      - Jill Sommers
      - Carole Stone
      - Eugene Sunshine

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - John Deters (EVP, Corporate Strategy and Multi-Asset Solutions)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Bryan Harkins (EVP, Co-Head Markets Division)
      - Mark Hemsley (EVP, President Europe)
      - Chris Isaacson (EVP and COO)

- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   Cboe Futures Exchange, LLC

1.   *Name*: Cboe Futures Exchange, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Gilbert Bassett, Jr.
     - Michael Gorham
     - James Parisi
     - Jill Sommers

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Chief Compliance Officer)
     - Lawrence Bresnahan (VP, Market & Member Reg.)
     - Joseph Caauwe (Managing Director - CFE)
     - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
     - Eric Crampton (SVP, CTO)
     - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
     - James Enstrom (Vice President & Chief Audit Executive)
     - Todd Furney (Chief Risk Officer)
     - Jill Griebenow (Senior Vice President & Chief Accounting Officer)

- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Co-Head Markets Division
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Marrin Lara (Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Co-Head Markets Division)
- Matthew McFarland (Head of CFE Business Operations and Strategy & CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- David Reynolds (VP & Chief Accounting Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

Standing Committees

Executive
- Chris Concannon
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   CBOE Stock Exchange, LLC

1.   *Name*: CBOE Stock Exchange, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      July 31, 2006.

4.   *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC
      is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* CBOE Stock Exchange, LLC operated
      the CBOE Stock Exchange, which acted as a trading market for securities other
      than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC
      was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased
      trading operations on April 30, 2014.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - John Deters
      - James Fitzgibbons
      - Eric Frait
      - Jaap Gelderloos
      - Andrew Lowenthal
      - Tom O'Mara
      - Rick Oscher
      - Steve Sosnick

      Current Officers
      - Angelo Evangelou (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Y.   Cboe Building Corporation

1.   *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   Cboe, LLC

1. *Name*: Cboe, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability
    company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Catherine Clay (Vice President)
    - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
    - Jackie Hancock (Vice President)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

AA.   Cboe III, LLC

1.   *Name*: Cboe III, LLC
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
       Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • John Deters (Vice President)
       • Jill Griebnow (Senior Vice President & Chief Accounting Officer)
       • Jackie Hancock (Vice President)
       • Chris Isaacson (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

BB.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Brian Schell
     - Chris Isaacson

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (VP, Market and Member Regulation)
     - Rodney Burt (VP, Infrastructure)
     - Kevin Carrai (VP, Connectivity, Data and Member Services)
     - Bryan Christian (SVP, Sales US Equities)
     - Paul Ciciora (VP, Systems Infrastructure)
     - Catherine Clay (VP, Business Development)
     - Sean Cleary (VP, Sales FX)
     - Gary Compton (VP, Corporate Communications)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Eric Crampton (SVP, CTO)
     - Pamela Culpepper (Chief HR Officer)
     - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
     - Laura Dickman (VP, Associate General Counsel)
     - James Enstrom (VP, Chief Audit Executive)
     - Angelo Evangelou (SVP, Chief Policy Officer)

- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Carol Kennedy (VP, Chief Communications Officer)
- Stephanie Klein (VP, Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Curt Schumacher (VP, CTO Operations)
- Lisa Shemie (VP, Associate General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (SVP, Research and Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity
   and index options technology for professional and retail traders, which includes
   options strategy backtesting, trade analysis and volatility modeling technologies
   and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President, Associate General Counsel, Chief
     Litigation Officer)
   - Jill Griebnow (SVP, and Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. <u>**Cboe UK Limited**</u>

1.   *Name*: Cboe UK Limited
     Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     <u>Current Directors</u>
     - Ed Tilly
     - Mark Hemsley

     <u>Current Officers</u>
     - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE.   Cboe Vest, LLC

1.   *Name*: Cboe Vest, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
     investment in Eris Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Catherine Clay (Vice President)
     - John Deters (Vice President)
     - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
     - Jackie Hancock (Vice President)
     - Chris Isaacson (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

FF. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
   American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Senior Vice President & Chief Accounting Office)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

GG. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH.   Signal Trading Systems, LLC

1.   *Name*: Signal Trading Systems, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
      subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* Signal Trading Systems, LLC
      developed and markets a multi-asset front-end order entry system known as
      "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: There are no directors or officers of
      Signal Trading Systems, LLC.

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

II.   Cboe Vest Group, Inc.

1.   *Name*: Cboe Vest Group, Inc.
      Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
      2015.

4.   *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
      Cboe Vest, LLC.

5.   *Brief description of business or functions:* Through its subsidiaries, provides
      options-based investment advisory services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • John Deters
      • Karan Sood
      • Catherine Clay

      Current Officers
      • Karan Sood (Chief Executive Officer)
      • Jeffrey Chang (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable

JJ.   Cboe Hong Kong Limited

1.   *Name*: Cboe Hong Kong Limited
     Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Andy Lowenthal

     Current Officers
     - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. **Cboe Silexx, LLC**

1. *Name*: Cboe Silexx, LLC
    Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
    order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Ed Tilly
    *   John Deters
    *   Brian Schell

    Current Officers
    *   Ed Tilly (President and Chief Executive Officer)
    *   Alexandra Albright (Chief Compliance Officer)
    *   Chris Concannon (President)
    *   Catherine Clay (Vice President)
    *   Eric Crampton (Vice President)
    *   John Deters (Vice President)
    *   James Enstrom (Vice President, Chief Audit Executive)
    *   Todd Furney (Chief Risk Officer)
    *   Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
    *   Jill Griebenow (SVP & Chief Accounting Officer)
    *   Jackie Hancock (Vice President)
    *   Brian Schell (Treasurer)
    *   J. Patrick Sexton (Secretary)
    *   Aaron Weissenfluh (Vice President, Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President, Associate General Counsel, Chief Litigation
     Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Mark Hemsley (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
       Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
       Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
       encompassing the operation of a regulated market and an approved publication
       arrangement, and all other businesses that may be ancillary or useful for the above
       operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Mark Hemsley
       • Adam Eades

       Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

NN. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
    Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January
    7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not
    applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of December 31, 2018 The Options
    Exchange, Incorporated ceased to exist

<u>Exhibit J</u>

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers					
Name:		Title:		Appointment Date:	Termination/ Change Position Date:
Alexandra Albright		Chief Compliance Officer		02/28/17	
Lawrence Bresnahan		Vice President, Market & Member Regulation		02/13/18	
Rodney Burt		Vice President, Infrastructure		02/10/15	
Kevin Carrai		Vice President, Connectivity		02/10/15	
Bryan Christian		Senior Vice President, Sales US Equities		02/10/15	03/01/18 - Change in title
Paul Ciciora		Vice President, Systems Infrastructure		02/13/18	
Catherine Clay		Vice President, Business Development		02/13/18	

Gary Compton	Vice President, Corporate Communications	07/30/18	
Jeff Connell	Vice President, Deputy Chief Regulatory Officer	11/02/15	03/01/18 - Change in title
Eric Crampton	Senior Vice President, CTO	05/12/15	01/14/19 - Change in title
John Deters	Executive Vice President, Chief Strategy Officer & Head of Corporates Initiatives	02/28/17	03/01/18 - Change in title
Laura Dickman	Vice President, Associate General Counsel	02/13/18	03/01/18 - Change in title
James Enstrom	Vice President, Chief Audit Executive	02/28/17	
Eric Frait	Vice President, Business Analysis	02/28/17	
Anders Franzon	Senior Vice President and Deputy General Counsel	11/02/15	03/01/18 - Change in title
Todd Furney	Vice President, Chief Risk Officer	02/28/17	
Alicia Goldberg	Vice President, Statistical Analysis	02/28/17	
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	07/30/18	
Jill Griebenow	Senior Vice President & Chief Accounting Officer	08/15/18	
Jackie Hancock	Vice President, Controller	11/01/18	
Bryan Harkins	Executive Vice President, Head of U.S. Equities & Global FX	02/10/15	03/01/18 - Change in title

Mark Hemsley	Executive Vice President, President Europe				
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer		02/28/17		
Chris Isaacson	Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Jennifer Lamie	Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
William Looney	Vice president, Advancement & Strategy, Index Options		07/30/18		
Andrew Lowenthal	Executive Vice President, Head of Global Derivatives		02/28/17		03/01/18 - Change in title
Marc Magrini	Vice President, Administration		02/13/18		
Anthony Montesano	Vice President, TSD and Registration		02/13/18		03/01/18 - Change in title
Laura Morrison	Senior Vice President, ETP Listings		05/12/15		03/01/18 - Change in title
Mark Novak	Vice President, CTO Development		02/13/18		
Arthur Reinstein	Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
Bradley Samuels	Vice President, Systems Development		02/13/18		
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer		02/10/15		
Curt Schumacher	Vice President, CTO Operations		02/13/18		

Name	Title	Appointment Date	Termination/Change Position Date
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Systems Planning	02/13/18	
William Speth	Senior Vice President, Research & Product Development	02/13/18	03/01/18 - Change in title
Paul Stephens	Vice President, Global Client Services	02/13/18	03/01/18 - Change in title
Ed Tilly	President and CEO	02/28/17	01/14/19 – Change in title
Michael Todorofsky	Vice President, US Market Operations	02/13/18	03/01/18 - Change in title
Michael Trees	Vice President, Trading System Development	02/13/18	
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Laura Zinanni	Senior Vice President and Deputy General Counsel	02/13/18	03/01/18 - Change in title
Vivian Yiu	Vice President, Product Strategy	11/01/16	03/01/18 - Change in title
Former Officers			
Name:	Title:	Appointment Date:	Termination/Change Position Date:
Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15	02/28/17
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15	02/28/17

Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15	02/28/17
Tony Barchetto	Executive Vice President, Head of Corporate Development	05/03/16	02/28/17
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15	02/13/18
Stacie Fleming	Vice President, Communication	02/10/15	02/13/18
Kapil Rathi	Senior Vice President, Options Business Development	05/12/15	02/13/18
Thad Prososki	Vice President, Human Resources	05/12/15	02/13/18
Brett Johnson	Vice President, Software Engineering	09/09/15	02/13/18
Pamela Culpepper	Chief HR Officer	02/28/17	02/13/18
Alan Dean	Executive Vice President F&A, Chief Financial Officer	02/28/17	02/13/18
Angelo Evangelou	Deputy General Counsel	02/28/17	02/13/18
Carol Kennedy	Vice President, and Chief Communications Officer	02/28/17	02/13/18
Stephanie Klein	Vice President Chief Marketing Officer	02/28/17	02/13/18
Donald Patton	Vice President, Accountant/Controller	02/28/17	02/13/18
Joanne Moffic-Silver	Executive Vice President, General	02/28/17	02/28/18

	Counsel & Corporate Secretary		
Michael Todd	Vice President, OSC	02/13/18	07/30/18
David Reynolds	Vice President, & Chief Accounting Officer	02/28/17	08/15/18
Derick Shupe	Vice President, Controller	02/10/15	11/01/18
David Gray	Senior Vice President, Global Client Services	02/28/17	01/14/19
Chris Concannon	President & COO	02/10/15	01/14/19

1.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Appointment Date:	Termination Date:
Ed Tilly	Chairman & Director	02/28/17	
Bruce Andrews	Director	02/13/18	
Kevin Murphy	Director	02/13/18	
David Roscoe	Director	10/13/10	
Jill Sommers	Director	10/26/15	
Scott Wagner	Director	10/27/16	
Former Directors			
Name:	Title:	Appointment Date:	Termination/Change Position Date:

Matt Billings		Director		10/27/16		02/13/18
Chris Concannon		Director		03/31/15		02/13/18
Sandy Kemper		Director		10/26/15		02/13/18
Joseph Mecane		Director		10/27/15		02/13/18

2.   <u>Committees</u>

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

<u>Executive Committee</u>
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers

3554

3554